Gray Television, Inc.
4370 Peachtree Road NE Atlanta, GA 30319
Phone: 404-504-9828 Fax: 404-261-9607
August 15, 2011
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gray Television, Inc. Form 10-K for fiscal year ended December 31, 2010 Filed March 11, 2011 File No. 001-13796
Dear Mr. Spirgel:
Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) in your letter dated August 2, 2011 (the “Comment Letter”) with respect to the Annual Report on Form 10-K of Gray Television, Inc. (“Gray” or the “Company”) for the fiscal year ended December 31, 2010.
The Staff has requested that the Company respond to the Comment Letter within 10 business days from the date thereof or advise the Staff when the response will be provided.
In light of the timing of the receipt of the Comment Letter, the Company respectfully requests an extension of time for the provision of responses thereto, and undertakes to provide the Staff with our response on or prior to, August 30, 2011.
If the Staff has any comments or questions related to this response, please contact the undersigned by telephone at 404-504-9828, fax at 404-261-9607 or email at jim.ryan@gray.tv
Sincerely,
Gray Television, Inc.

By:	/s/ James C. Ryan James C. Ryan
Senior Vice President and Chief Financial Officer

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